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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LSI Industries Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

502 16C 10 8

(CUSIP Number)

Fred Jalbout

President

Saco Technologies Inc.

260 Strathcona

Mont-Royal, Quebec

Canada H3R 1E7

(514) 745-0310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 502 16C 10 8	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Saco Technologies Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power

1,419,355
9. Sole Dispositive Power

10. Shared Dispositive Power

1,419,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,419,355
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

6.6%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 502 16C 10 8	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fred Jalbout
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power

1,419,355
9. Sole Dispositive Power

10. Shared Dispositive Power

1,419,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,419,355
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

6.6%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 502 16C 10 8	Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bassam Jalbout
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power

1,419,355
9. Sole Dispositive Power

10. Shared Dispositive Power

1,419,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,419,355
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

6.6%
14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of common stock, par value $0.01 per share (the “Common Shares”), of LSI Industries Inc., an Ohio corporation (the “Company”). The principal executive offices of the Company are located at 10000 Alliance Road Cincinnati, Ohio 45242.

Item 2. Identity and Background.

This Statement is being filed by Saco Technologies Inc., a corporation incorporated under the laws of Canada (“Saco”), Fred Jalbout, an individual, and Bassam Jalbout, an individual (Saco, Fred Jalbout and Bassam Jalbout together constitute the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Saco’s principal executive offices are located at 260 Strathcona, Mont-Royal, Quebec, Canada H3R 1E7. Saco sold substantially all of its assets to the Company in the transactions described in more detail below. Saco’s primary assets are Common Shares of Company stock as further described herein.

Saco’s sole directors and executive officers are Fred Jalbout and Bassam Jalbout. Fred Jalbout is a Canadian citizen. His present principal occupation is President of LSI Technology Solutions Plus, a wholly-owned subsidiary of the Company (“LSI Technology”), and his principal business address is 7809 Trans Canada Highway, Montreal, Quebec, H4S 1L3, Canada. Bassam Jalbout is a Canadian citizen. His present principal occupation is Executive Vice President and Chief Operating Officer of LSI Technology and his principal business address is 7809 Trans Canada Highway, Montreal, Quebec, H4S 1L3, Canada.

Saco is equally controlled by Fred Jalbout and Bassam Jalbout, by reason of each of Fred Jalbout and Bassam Jalbout (i) owning fifty percent (50%) of the issued and outstanding capital stock of Saco and (ii) having the right to designate fifty percent (50%) of the members of the board of directors of Saco. Other than Fred Jalbout and Bassam Jalbout, there are no persons controlling, directly or indirectly, Saco.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of June 26, 2006, by and among the Company, Jalbout Holdings Inc., 3970957 Canada, Inc., Saco, 4349466 Canada Inc. (“Canada Inc.”), Fred Jalbout and Bassam Jalbout, Saco sold and transferred to the Company all of the outstanding shares of capital stock of Canada Inc. in consideration for (i) $23,171,959.07 in cash and (ii) 1,419,355 Common Shares, having a value of approximately $19,569,357 based on the average NASDAQ National Market closing price of the Common Shares for the 20 consecutive trading days ending on June 26, 2006.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons’ purpose in the sale of Canada Inc., as described in Item 3 of this Statement above, was to realize the maximum value from the sale of the shares of capital stock of Canada Inc. The 1,419,355 Common Shares were offered to Saco by the Company as a portion of the total purchase price for the shares of capital stock of Canada Inc. The Reporting Persons acquired the 1,419,355 Common Shares for investment purposes only with the goal of realizing the maximum value of such Common Shares. Fred Jalbout may be deemed to be an executive officer of the Company by virtue of his role as President of LSI Technology. Except as set forth in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

(g)	changes in the Company ‘s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Securities Act”); or

(j)	any action similar to any of those enumerated above.

Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time: acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. As of the date hereof, the Reporting Persons intend to dispose, depending on the market price of Common Shares, the Common Shares issued to Saco pursuant to the Purchase Agreement as soon as practical pursuant to the terms and conditions of the Registration Rights Agreement (as defined in Item 6 of this Statement below).

Item 5. Interests in the Securities of the Purchaser.

(a)	Saco beneficially owns 1,419,355 Common Shares representing 6.6% of the issued and outstanding Common Shares. By virtue of their ownership of the capital stock of Saco, each of Fred Jalbout and Bassam Jalbout may be deemed to share beneficial ownership of the Common Shares owned by Saco. The calculations in this Statement are based upon 20,019,741 Common Shares issued and outstanding as of May 1, 2006 (based upon the disclosure made by the Company in its Form 10-Q for the quarter ended March 31, 2006) together with the 1,419,355 Common Shares issued to Saco pursuant to the Purchase Agreement. On June 26, 2006, the Company granted Fred Jalbout 20,000 options to purchase Common Shares in connection with his becoming President of LSI Technology and the President and Chief Executive Officer of Canada Inc. The exercise price of the options is $14.36 per share, reflecting the market value of Common Shares as of the date of the grant. Also on June 26, 2006, the Company granted Bassam Jalbout 12,000 options to purchase Common Shares in connection with his becoming the Executive Vice President and Chief Operating Officer of LSI Technology. The options of Fred Jalbout and Bassam Jalbout expire on June 2, 2016 and each are exercisable at a rate of 25% per year of the aggregate grant beginning on June 26, 2007. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Act.

(b)	Saco, Fred Jalbout and Bassam Jalbout have the shared power to vote, direct the vote, dispose of or direct the disposition of the Common Shares owned by Saco, as set forth in paragraph (a) of Item 5 of this Statement. Pursuant to the Escrow Agreement (the “Escrow Agreement”), dated as of June 26, 2006, by and among the Company, Saco and The Bank of New York, N.A. (the “Escrow Agent”), the 1,419,355 Common Shares deemed to be beneficially owned by Saco are held in escrow by the Escrow Agent and (i) 419,355 Common Shares may be released by the Escrow Agent to Saco on September 30, 2006, (ii) 500,000 may be released by the Escrow Agent to Saco on September 30, 2007 and (iii) 500,000 may be released by the Escrow Agent to Saco on September 30, 2008, provided that the Escrow Agent may release the Common Shares held in escrow to the Company to satisfy successful indemnity claims made by the Company pursuant to the Purchase Agreement.

(c)	Except for the receipt of Common Shares issued to Saco pursuant to the Purchase Agreement as described in Item 4 of this Statement, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.

(d)	Pursuant to the Escrow Agreement, the Company has the right to receive the proceeds from the sale of the Common Shares held under the Escrow Agreement in the event that the Company successfully asserts an indemnity claim against Saco under the Purchase Agreement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Purchase Agreement, which provided for the issuance of the 1,419,355 Common Shares to Saco, is described in Item 3 of this Statement above.

The Escrow Agreement, which provides for the voting and disposition of the Common Shares issued to Saco pursuant to the Purchase Agreement deemed beneficially owned by Saco, is described in Item 5(b) of this Statement above.

Pursuant to the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of June 26, 2006, with Saco for the purpose of registering the Common Shares issued to Saco pursuant to the Purchase Agreement. Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to file a registration statement on Form S-3 with the United States Securities and Exchange Commission (the “Commission”) to effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of all of the Common Shares issued to Saco pursuant to the Purchase Agreement for resale by Saco no later than thirty (30) days after the date on which the Company files with the Commission its annual report on Form 10-K with respect to the fiscal year ended June 30, 2006, provided that such registration statement will be filed with the Commission no later than October 15, 2006. In addition, the Company has agreed to keep such registration statement effective until the earliest to occur of (i) the Common Shares issued to Saco pursuant to the Purchase Agreement have been disposed of pursuant to such effective registration statement, (ii) such Common Shares have been sold by Saco pursuant to Rule 144 or Rule 145 under the Securities Act or (iii) such Common Shares can be sold pursuant to Rule 144 or Rule 145 under the Securities Act without regard to the volume limitations set forth in Rule 144 or Rule 145 under the Securities Act, as applicable. The Company has agreed to pay all expenses associated with the registration of the Common Shares held by Saco. Sales of substantial additional amounts of Common Shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market for Common Shares.

On June 26, 2006, the Company granted Fred Jalbout 20,000 options to purchase Common Shares pursuant to (i) the Employment Agreement (the “FJ Employment Agreement”), dated as of June 26, 2006, by and between Canada Inc. and Fred Jalbout and (ii) the Company’s 2003 Equity Compensation Plan, as amended from time to time (the “Equity Compensation Plan”). The exercise price of the options is $14.36 per share, reflecting the market value of Common Shares as of the date of the grant. Such options expire on June 2, 2016 and are exercisable at a rate of 25% per year of the aggregate grant beginning on June 26, 2007. Pursuant to the FJ Employment Agreement, Fred Jalbout will be eligible to participate in the Equity Compensation Plan, subject to the terms and conditions thereof, during his term of employment as set forth in the FJ Employment Agreement.

On June 26, 2006, the Company granted Bassam Jalbout 12,000 options to purchase Common Shares pursuant to (i) the Employment Agreement (the “BJ Employment Agreement”), dated as of June 26, 2006, by and between Canada Inc. and Bassam Jalbout and (ii) the Company’s Equity Compensation Plan. The exercise price of the options is $14.36 per share, reflecting the market value of Common Shares as of the date of the grant. Such options expire on June 2, 2016 and are exercisable at a rate of 25% per year of the aggregate grant beginning on June 26, 2007. Pursuant to the BJ Employment Agreement, Bassam Jalbout will be eligible to participate in the Equity Compensation Plan, subject to the terms and conditions thereof, during his term of employment as set forth in the Employment Agreement.

The foregoing descriptions of the Escrow Agreement, the Registration Rights Agreement, the FJ Employment Agreement, the BJ Employment Agreement and the Equity Compensation Plan do not purport to be complete and are qualified in their entirety by reference to the full text of the Escrow Agreement, the Registration Rights Agreement, the Equity Compensation Plan, the FJ Employment Agreement and the BJ Employment Agreement, which are filed as Exhibit 99.2, 99.3, 99.4, 99.5 and 99.6 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, there are no contacts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any of the securities of the Company, including but not limited to, transfer or voting or any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1.	Stock Purchase Agreement, dated as of June 26, 2006, by and among LSI Industries Inc., Jalbout Holdings Inc., 3970957 Canada, Inc., Saco Technologies Inc., 4349466 Canada Inc., Fred Jalbout and Bassam Jalbout (incorporated by reference as Exhibit 2.1 to LSI Industries Inc.’s Current Report on Form 8-K filed with the Commission on June 29, 2006).

99.2.	Escrow Agreement, dated as of June 26, 2006, by and among Saco Technologies Inc., LSI Industries Inc. and The Bank of New York Trust Company (incorporated by reference as Exhibit 10.1 to LSI Industries Inc.’s Current Report on Form 8-K filed with the Commission on June 29, 2006).

99.3.	Registration Rights Agreement, dated as of June 26, 2006, by and between LSI Industries Inc. and Saco Technologies Inc. (incorporated by reference as Exhibit 10.2 to LSI Industries Inc.’s Current Report on Form 8-K filed with the Commission on June 29, 2006).

99.4.	LSI Industries Inc. 2003 Equity Compensation Plan, as amended (incorporated by reference as Exhibit 99 to LSI Industries Inc.’s Current Report on Form 8-K/A filed with the Commission on November 7, 2003).

99.5.	Employment Agreement, dated as of June 26, 2006, by and between 4349466 Canada Inc. and Fred Jalbout (incorporated by reference as Exhibit 10.3 to LSI Industries Inc.’s Current Report on Form 8-K filed with the Commission on June 29, 2006).

99.6.	Employment Agreement, dated as of June 26, 2006, by and between 4349466 Canada Inc. and Bassam Jalbout.

99.7.	Joint Filing Agreement, dated as of July 6, 2006, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2006

SACO TECHNOLOGIES INC.

By:	/s/ Fred Jalbout
Name:	Fred Jalbout
Title:	President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2006

FRED JALBOUT

/s/ Fred Jalbout

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2006

BASSAM JALBOUT

/s/ Bassam Jalbout